Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.: 1-34554

The following is a letter delivered to home solutions team employees of AT&T:

Home Solutions Team:

As you’ve seen, we’ve announced a definitive agreement to acquire DirecTV. I encourage you to look at the details of the proposed transaction in our news release here.

I know this team can help me with this. This is exciting news and I want each of you to understand how this announcement accelerates Home Solutions’ transformation into a premier broadband and growth company.

The logic for this transaction is very straightforward. It brings together companies with complementary strengths in broadband services, video and mobility – and that includes all that we do in Home Solutions.

This combination adds scale. It will expand our U-verse broadband platform to cover more than 70 million locations. It will give us a nationwide footprint in video. And it will position us for the future of entertainment – which includes traditional pay TV, on-demand video services streamed over a broadband connection (mobile or fixed), delivering content to consumers across multiple screens – mobile devices, TVs, laptops, cars and even airplanes.

DirecTV’s capabilities are impressive standing alone, but when you combine DirecTV with our outstanding Home Solutions business and our best-in-class mobile network – then you open up a whole new world of opportunities. Our plan is to build on these capabilities and grow, and Home Solutions will play an important role in this future. We plan to bundle DirecTV services with broadband and wireless and utilize all our sales channels to sell this market leading bundle to customers across the US. I know you have specific questions and are asking what’s next for you.

While a lot of those more detailed questions are still to be worked out, my commitment to you is that we will complete integration planning together and I will communicate with you often and be available to answer questions along the way. We have a lot of opportunity and work ahead. So I want to make certain everyone is involved and engaged as we make this journey. That said, we expect it will take about 12 months to complete the transaction. So in the interim, please remember, we are competitors with DirecTV, and we’ll continue to operate separately.

My request of you is that you keep your focus where it has always been. Execute … compete … be leaders …and most of all, delight our customers. Live the words “I can help you with that.” That’s how we grow, and that will not change.

Thank you again for your hard work and commitment to our customers. Each of you continues to play a critical role in the transformation of Home Solutions. Together we have changed the course of our business on multiple fronts over the last two years. I look forward to the opportunity ahead.

P.S. And a reminder over the coming holiday weekend, please don’t text and drive. Whatever it is, it can wait!

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://www.investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.